Exhibit 99.1

FOR:	BE SEMICONDUCTOR INDUSTRIES N.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
PRESS RELEASE
BE Semiconductor Industries Reports 2006 Second Quarter Results
Drunen, the Netherlands, July 20, 2006, BE Semiconductor Industries N.V. (“the Company” or “Besi”) (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the second quarter ended June 30, 2006.
Net sales for the second quarter of 2006 were € 49.8 million, representing an increase of 34.6% as compared to net sales of € 37.0 million in the second quarter of 2005 and an increase of 11.9% as compared to net sales of € 44.5 million in the first quarter of 2006. The year-over-year sales increase was principally due to increased shipments of Besi’s assembly equipment for both leadframe and array connect applications. The increase in net sales in the second quarter of 2006 as compared to the first quarter of 2006 was slightly below prior guidance due to delays in two customer shipments which are anticipated to be delivered in the third quarter of 2006.
Besi’s net income for the second quarter of 2006 was € 4.9 million or € 0.15 and € 0.13 per basic and diluted share, respectively, compared to a net loss of € 4.5 million, or € 0.14 per basic and diluted share for the same period last year. Net income for the first quarter of 2006 was € 1.0 million or € 0.03 per basic and diluted share. The year-over-year improvement in net income reflects improved industry conditions as well as cost and manufacturing efficiencies realized from Besi’s operational restructuring in 2005. Net income for the second quarter of 2006 includes a € 1.2 million gain on the sale of certain non-core activities (€ 0.04 per basic share and € 0.03 per diluted share) and a net tax benefit of € 1.4 million relating to such transaction, partially offset by a reversal of certain tax assets (€ 0.04 per basic share and € 0.03 per diluted share).
Net bookings for the second quarter of 2006 were € 46.5 million, an increase of 22.0% as compared to net bookings for the second quarter of 2005 of € 38.1 million primarily as a result of increased orders for array connect applications, particularly die bonding and packaging equipment. Consistent with prior guidance, bookings declined by 22.1% in the second quarter of 2006 as compared to net bookings of € 59.7 million in the first quarter of 2006 due primarily to a decline in orders for leadframe applications from the first quarter. On a customer basis, orders in the second quarter of 2006 as compared to the first quarter of 2006 reflected a 33% decrease by subcontractors and a 14% decrease by independent device manufacturers (“IDMs”).

Backlog at June 30, 2006 was € 68.7 million as compared to € 72.0 million at March 31, 2006, representing a decrease of 4.6%. Approximately 74% and 26%, respectively, of backlog at June 30, 2006 was for array connect and leadframe assembly applications as compared to 70% and 30%, respectively, of backlog at March 31, 2006. The book-to-bill ratio was 0.93 in the second quarter of 2006 as compared to 1.03 in the second quarter of 2005 and 1.34 in the first quarter of 2006.
Besi’s gross margin for the second quarter of 2006 was 42.2% as compared to 33.6% for the second quarter of 2005 and 38.3% for the first quarter of 2006. Gross margin for the second quarter exceeded guidance primarily due to better than anticipated efficiencies realized in the sale of die bonding and packaging equipment.
Besi’s operating expenses decreased to € 16.6 million, or 33.4% of net sales, in the second quarter of 2006, as compared to € 17.7 million, or 48.0% of net sales in the second quarter of 2005 due primarily to the benefits of restructuring efforts that occurred during 2005. Operating expenses during the quarter ended June 30, 2006 increased by € 1.7 million from € 14.9 million in the first quarter of 2006.
At June 30, 2006, cash and cash equivalents declined to € 70.5 million as compared to € 74.5 million at March 31, 2006 principally as a result of increased working capital requirements related to higher sales and a net reduction in indebtedness of € 2.1 million. Total debt and capital leases at June 30, 2006 was € 84.1 million.
Comments
Richard W. Blickman, President and Chief Executive Officer of the Company, commented: “This was another successful quarter for the Company. We achieved further improvement in profitability as a result of our 2005 operating restructuring and our focus on the higher margin, more advanced process applications of the assembly equipment market. As a consequence, our operating margin has improved from —15% in the first quarter of 2005 to approximately 9% in the second quarter of 2006.”
Outlook
Based on current backlog and customer shipment schedules, Besi expects that net sales and order levels in the third quarter of 2006 will be in the range of a decrease of 5% to an increase of 5% as compared to the second quarter of 2006. The Company believes that sales and order trends currently reflect a cautious attitude toward new equipment purchases on the part of customers, particularly subcontractors, reflecting their careful monitoring of inventory and capacity levels. Besi anticipates that quarterly sales and order levels could continue to fluctuate this year based on customer capital spending trends.
Besi expects that its gross margins will range between 39-41% in the third quarter of 2006 based on a lower forecasted proportion of array connect products in its overall sales as compared to the second quarter of 2006. In addition, operating expenses for the third quarter of 2006 are expected to decline by 0-5% as compared to the second quarter of 2006. Capital expenditures are forecast to be approximately € 1.0 million in the third quarter of 2006 as compared to € 0.8 million in the second quarter of 2006.

Investor Conference Call / Webcast Details
Besi will host a conference call to discuss the results for the second quarter of 2006 on Thursday, July 20, 2006 at 4:00 p.m. Continental European Time (3:00 p.m. London Time, 10:00 a.m. New York Time). Interested participants may call (31) 20 531 5856 for the teleconference. A live webcast of the conference call will be available at Besi’s website (www.besi.com). A replay of the call will be available approximately one hour after the end of the call through Thursday July 27, 2006. To access the replay, please dial (31) 70 315 4300 and use the pass code 124 507#.
About BE Semiconductor Industries N.V.
BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip and multi-chip die bonding, packaging and plating equipment for the semiconductor industry’s assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.
Besi reports its financial statements in accordance with United States generally accepted accounting principles, or US GAAP, in accordance with applicable United States regulations. However, European Union regulations require Besi to also report its financial statements in accordance with international financial reporting standards, or IFRS, as adopted and endorsed by the EU. The Company’s IFRS Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Cash Flow Statements and some additional information regarding the differences between IFRS and US GAAP (including a reconciliation of net income and equity from US GAAP to IFRS) are made available on the Company’s website at www.besi.com.
Caution Concerning Forward Looking Statements
This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, backlog, expenses, gross margins, operating results and capital expenditures. The words “anticipate”, “estimate”, “expect”, “can”, “intend”, “believes”, “may”, “plan”, “predict”, “project”, “forecast”, “will”, “would”, and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in Besi’s Annual Report on Form 20-F for the year ended December 31, 2005, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
Richard W. Blickman	Cor te Hennepe
President & CEO	Director of Finance
Tel. (31) 416 384345	Tel. (31) 416 384345
investor.relations@besi.nl	investor.relations@besi.nl

David Pasquale
The Ruth Group
Tel. (1) 646 536-7006
dpasquale@theruthgroup.com
(tables to follow)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
(Euro in thousands, except share and per share data)	2005	2006	2005	2006

Net sales	36,960	49,794	73,597	94,322
Cost of sales	24,537	28,791	50,908	56,266

Gross profit	12,423	21,003	22,689	38,056

Selling, general and administrative expenses	10,223	11,354	19,446	21,326
Research and development expenses	4,867	4,519	10,166	8,883
Restructuring charges	1,718	(15)	1,718	(255)
Amortization of intangible assets	931	752	2,154	1,507

Total operating expenses	17,739	16,610	33,484	31,461

Operating income (loss)	(5,316)	4,393	(10,795)	6,595

Other income	—	1,216	—	1,216
Interest expense, net	(708)	(772)	(1,280)	(1,518)

Income (loss) before taxes and minority interest	(6,024)	4,837	(12,075)	6,293
Income tax expense (benefit)	(1,506)	(101)	(3,019)	297

Income (loss) before minority interest	(4,518)	4,938	(9,056)	5,996

Minority interest	(15)	(59)	(9)	(80)

Net income (loss)	(4,533)	4,879	(9,065)	5,916

Net income (loss) per share – basic	(0.14)	0.15	(0.28)	0.18
Net income (loss) per share – diluted	(0.14)	0.13	(0.28)	0.17

Number of shares of shares used in computing per share amounts:
- basic	32,728,502	32,762,932	32,685,765	32,750,638
- diluted	32,728,502	41,883,956 (1)	32,685,765	41,838,703 (1)

(1)	The calculation of the diluted income per share assumes conversion of the Company’s 5.5% outstanding convertible notes due 2012 into 8,975,610 ordinary shares, which would have a dilutive effect.
The financial information has been prepared in accordance with US GAAP.
(tables to follow)

Consolidated Balance Sheets

		June 30, 2006
(Euro in thousands)	December 31, 2005	(unaudited)

ASSETS

Cash and cash equivalents	72,950	70,523
Accounts receivable	31,456	39,662
Inventories	53,779	59,562
Other current assets	12,737	15,077

Total current assets	170,922	184,824

Property, plant and equipment	40,398	38,201
Goodwill	68,864	66,356
Other intangible assets	14,619	12,945
Other non-current assets	6,233	9,584

Total assets	301,036	311,910

LIABILITIES AND SHAREHOLDERS’ EQUITY

Notes payable to banks	5,693	2,964
Current portion of long-term debt and capital leases	15,457	17,364
Accounts payable	14,916	17,891
Accrued liabilities	17,663	19,786

Total current liabilities	53,729	58,005

Convertible notes	46,000	46,000
Other long-term debt and capital leases	15,636	17,790
Deferred tax liabilities	821	715
Other non-current liabilities	3,261	3,330

Total non-current liabilities	65,718	67,835

Minority interest	178	245

Total shareholders’ equity	181,411	185,825

Total liabilities and shareholders’ equity	301,036	311,910

The financial information has been prepared in accordance with US GAAP.
(tables to follow)

Consolidated Cash Flow Statements

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
(Euro in thousands)	2005	2006	2005	2006

Cash flows from operating activities:
Net income (loss)	(4,533)	4,879	(9,065)	5,916

Depreciation and amortization	2,343	2,053	4,995	4,137
Other non-cash items	(2,226)	(2,685)	(2,219)	(2,498)

Changes in working capital	(245)	(6,327)	(6,325)	(11,166)

Net cash used in operating activities	(4,661)	(2,080)	(12,614)	(3,611)

Cash flows from investing activities:
Capital expenditures	(859)	(756)	(4,490)	(1,286)
Acquisition of subsidiaries, net of cash acquired	(62)	—	(61,862)	—
Proceeds from sale of assets and liabilities	—	1,000	—	1,000
Proceeds from sale of equipment	503	101	640	340

Net cash provided by (used in) investing activities	(418)	345	(65,712)	54

Cash flows from financing activities:
Payment of bank lines of credit	(8,675)	(886)	(12,585)	(2,617)
Proceeds from (payments of) debt and capital leases	6,669	(1,015)	6,210	4,201
Net proceeds from issuance of convertible notes	9	—	43,726	—

Net cash provided by (used in) financing activities	(1,997)	(1,901)	37,351	1,584

Net increase (decrease) in cash and cash equivalents	(7,076)	(3,636)	(40,975)	(1,973)
Effect of changes in exchange rates on cash and cash equivalents	330	(334)	646	(454)
Cash and cash equivalents at beginning of the period	72,990	74,493	106,573	72,950

Cash and cash equivalents at end of the period	66,244	70,523	66,244	70,523

The financial information has been prepared in accordance with US GAAP.
(table to follow)

Supplemental Information (unaudited)
(Euro in million, unless stated otherwise)

FINANCIAL	Q1-2005		Q2-2005		Q3-2005		Q4-2005		Q1-2006		Q2-2006

Net sales per productline:
Array connect	22,1	60%	26,2	71%	30,9	72%	32,2	68%	29,1	65%	32,1	64%
Leadframe	14,5	40%	10,8	29%	12,2	28%	15,4	32%	15,4	35%	17,7	36%

Total	36,6	100%	37,0	100%	43,1	100%	47,6	100%	44,5	100%	49,8	100%

Net sales per geographical area:
Asia Pacific	19,9	55%	19,7	53%	26,5	62%	24,5	51%	28,5	64%	32,0	64%
Europe and ROW	12,9	35%	11,3	31%	12,2	28%	15,7	33%	11,4	26%	12,8	26%
USA	3,8	10%	6,0	16%	4,4	10%	7,4	16%	4,6	10%	5,0	10%

Total	36,6	100%	37,0	100%	43,1	100%	47,6	100%	44,5	100%	49,8	100%

Gross margin 1):
Array connect		35,4%		38,4%		39,3%		41,9%		39,8%		42,9%
Leadframe		31,7%		30,2%		34,5%		33,2%		35,5%		40,5%

Total		33,9%		36,1%		37,9%		39,1%		38,3%		42,2%

Operating income/
as % of net sales	(5,5)	-15,0%	(5,3)	-14,3%	2,5	5,8%	3,1	6,5%	2,2	4,9%	4,4	8,8%

EBITDA/
as % of net sales	(2,8)	-7,7%	(3,0)	-8,1%	4,7	10,9%	5,3	11,1%	4,3	9,7%	6,4	12,9%

ORDERS	Q1-2005		Q2-2005		Q3-2005		Q4-2005		Q1-2006		Q2-2006

Per productline:
Array connect	27,7	69%	26,7	70%	30,8	72%	37,9	77%	36,0	60%	33,0	71%
Leadframe	12,6	31%	11,4	30%	11,9	28%	11,1	23%	23,7	40%	13,5	29%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%

Per geographical
Asia Pacific	22,8	57%	24,5	64%	26,7	63%	28,7	59%	38,7	65%	26,0	56%
Europe and ROW	14,7	36%	9,0	24%	10,0	23%	14,2	29%	13,6	23%	13,4	29%
USA	2,8	7%	4,6	12%	6,0	14%	6,1	12%	7,4	12%	7,1	15%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%

Per customer type:
IDM	24,2	60%	19,7	52%	27,5	64%	22,7	46%	33,9	57%	29,3	63%
Subcontractors	16,1	40%	18,4	48%	15,2	36%	26,3	54%	25,8	43%	17,2	37%

Total	40,3	100%	38,1	100%	42,7	100%	49,0	100%	59,7	100%	46,5	100%

	Mar 31, 2005		June 30, 2005		Sept 30, 2005		Dec 31, 2005		Mar 31, 2006		June 30, 2006

Backlog:
Array connect	37,1	68%	37,7	68%	37,7	68%	43,3	76%	50,2	70%	50,8	74%
Leadframe	17,4	32%	18,0	32%	17,7	32%	13,5	24%	21,8	30%	17,9	26%

Total	54,5	100%	55,7	100%	55,4	100%	56,8	100%	72,0	100%	68,7	100%

HEADCOUNT 2)	Mar 31, 2005		June 30, 2005		Sept 30, 2005		Dec 31, 2005		Mar 31, 2006		June 30, 2006

Europe	850	69%	820	67%	754	65%	723	64%	744	63%	736	61%
Asia Pacific	291	24%	320	26%	329	28%	331	29%	348	30%	394	32%
USA	88	7%	90	7%	83	7%	82	7%	81	7%	81	7%

Total	1.229	100%	1.230	100%	1.166	100%	1.136	100%	1.173	100%	1.211	100%

1)	Excludes the cost of sales adjustment related to the Datacon acquisition in all 2005 quarters.

2)	Includes temporary personnel.